SHIN CORPORATION

06012371

RECEIVED
2006 APR 10 P 1:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 3, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 058/2006, SH 059/2006 and SH 061/2006**

Subject: 1. Notification of acquisition and disposal of associated company and subsidiary
2. Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II, III and IV
3. Report on the results of the exercise of warrants (ESOP Grant I, II, III) in March 2006

Date: April 3, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
APR 11 2006
THOMSON FINANCIAL

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

4/10

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
April 3, 2006

SH 058/2006

April 3, 2006

Subject: Notification of acquisition and disposal of associated company and subsidiary

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (SHIN) would like to inform you that SHIN will purchase the ordinary shares of Arc Cyber Co., Ltd. (Arc), held by AD Venture Co., Ltd. (ADV), a 90.91% held by SHIN, and will disposal the ordinary shares of ADV to CS Loxinfo Plc. (CSL) in order to restructure the group of company. The details are as follows:

1. Purchase the ordinary shares of Arc Cyber Co., Ltd. from AD Venture Co., Ltd.

Date of transaction	Within April 2006
Parties involved	Buyer: Shin Corporation Plc. (SHIN) Seller: AD Venture Co., Ltd. (ADV)
The general Characteristics of the transaction	SHIN will buy ordinary shares of Arc in the proportion of 47.5%, from ADV, which is a subsidiary of SHIN, a 90.91% held by SHIN. This transaction is not considered being the connected transaction under the Rules and Procedures and Disclosure of Connected Transaction of Listed Companies of the SET.

The details of assets purchase

Company name	Arc Cyber Co., Ltd (Arc)
Nature of business	Internet business
Registered and paid-up capital	292,700,000 Baht comprising of 58,540,000 shares
The number of purchase shares	27,806,498 shares
Purchasing price per share	Baht 0.293 per share, which is a book value of Arc
Proportion of share holding before the transaction	ADV, a 90.91% held by SHIN and Arc, a 47.5% held by ADV, which is Arc indirectly held by SHIN.
Proportion of share holding after the transaction	Arc, a 47.5% held by SHIN directly

Directors	1. Mr. Arak Chonlatanon 2. Mr. Niwattumrong Boonsongpaisan 3. Mrs. Siripen Sitasuwan
Shareholders before the transaction	AD Venture Co., Ltd. 47.5% NTT Communication (Thailand) Ltd. 47.5% Other 5.0%
Shareholders after the transaction	Shin Corporation Plc. 47.5% NTT Communication (Thailand) Ltd. 47.5% Other 5.0%
The total value of the transaction	Baht 8,147,303.91
The basis used to determine the value of transaction	Book value of Arc as of December 31, 2005

2. Disposal the ordinary shares of AD Venture Co., Ltd. to CS LoxInfo Plc.

Date of transaction	Within April 2006
Parties involved	Buyer: CS LoxInfo Plc. (CSL) Seller: Shin Corporation Plc. (SHIN)
The general Characteristics of the transaction	SHIN will sell ordinary shares of ADV, a 90.91% held by SHIN, in the proportion of 51% to CSL. This transaction is not considered being the connected transaction under the Rules and Procedures and Disclosure of Connected Transaction of Listed Companies of the SET.

The details of assets purchase

Company name	AD Venture Co., Ltd (ADV)
Nature of business	ADV and its subsidiaries, of which is Shinee as the major subsidiary, provide of internet solution, community portal, mobile content provider and other internet-related services
Registered and paid-up capital	550,000,000 Baht comprising of 55,000,000 shares
The number of purchase shares	28,050,000 shares, 51% of paid up capital
Selling price per share	Baht 0.64 per share, which is a adjusted book value of ADV, as of December 31, 2005
Proportion of share holding before the transaction	ADV, a 90.91% held by SHIN
Proportion of share holding after the transaction	ADV, a 39.91% held by SHIN

Directors	1. Mr. Boonklee Plangsiri 2. Mr. Somprasong Boonyachai 3. Dr. Dumrong Kasemset 4. Mr. Arak Chonlatanon 5. Mrs. Siripen Sitasuwan	
Shareholders before the transaction	Shin Corporation Plc. Mitsubishi Corporation Mitsubishi (Thailand) Co., Ltd.	90.91% 8.27% 0.82%
Shareholders after the transaction	CS LoxInfo Plc. Shin Corporation Plc. Mitsubishi Corporation Mitsubishi (Thailand) Co., Ltd.	51.00% 39.91% 8.27% 0.82%
The total value of the transaction	Baht 17,952,000	
The basis used to determine the value of transaction	Adjusted book value of ADV as of December 31, 2005	

Summary Translation Letter
To the Stock Exchange of Thailand
April 3, 2006

SH 059/2006

April 3, 2006

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II, III and IV

To: The President
The Stock Exchange of Thailand

According to the Board of Directors' Meeting of Shin Corporation Public Company Limited (the "Company") No. 3/2006 held on March 1, 2006 passed a resolution to approve the dividend payment for the second half of 2005 to shareholders at the rate of 1.35 Baht per share, totaling 4,081.43 million Baht to the shareholder of the company.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit after income tax. This has affected on the adjustment to exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant I, II, III and IV as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program of the Company. The ESOP warrant holders shall not be decreased their rights. The adjustment to exercise price and exercise ratio of ESOP Warrants were shown as follow;

ESOP Grant I	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	17.337	17.029
Exercise ratio (warrant : common shares)	1:1.02671	1:1.04530
Number of shares to be allotted (shares)	410,049	434,950*
ESOP Grant II	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	13.314	13.077
Exercise ratio (warrant : common shares)	1:1.02671	1:1.04530
Number of shares to be allotted (shares)	6,038,026	6,324,582*
ESOP Grant III	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	35.463	34.832
Exercise ratio (warrant : common shares)	1:1.02671	1:1.04530
Number of shares to be allotted (shares)	9,198,177	9,628,550*
ESOP Grant IV	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	41.214	40.481
Exercise ratio (warrant : common shares)	1:1.01326	1:1.03160
Number of shares to be allotted (shares)	16,212,160	16,745,000*
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP (shares) **	**Total 1,249,769**	

* Calculated from the remaining of unexercised warrants

** To reserve additional shares for ESOP Grant 2, 3 and 4, excluding Grant 1 because the company has reserved sufficient shares for ESOP Grant 1

The new exercise price and new exercise ratio shall be effective immediately on April 3, 2006 or the first day of XD sign posting onwards. As a result, provided that, the Company currently has sufficiently reserved shares for the exercise of ESOP warrants. The Company, therefore, will allot the additional shares to reserve for the new exercise ratio of ESOP Grant I, II, III and IV in the Annual General Meeting of Shareholders for fiscal year 2006.

Summary Translation Letter
To the Stock Exchange of Thailand
April 4, 2006

SH 061/2006

April 4, 2006

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in March 2006

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	Grant I	Grant II	Grant III
The number of warrants (units)	29,000,000	18,083,700	13,660,200
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004
Exercise Price (Baht/Share)	17.337	13.314	35.463
Exercise Ratio (warrant : ordinary share)	1 : 1.02671		
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III) in March 2006, as follows;

Outstanding of ESOP	Grant I	Grant II	Grant III
No. of exercised warrants in this month (units)	-	-	-
No. of remaining unexercised warrants (units)	549,700	6,067,400	9,138,700
No. of shares derived from this exercise (shares)	-	-	-
No. of remaining shares reserved for warrants (shares)	410,049	6,038,026	9,198,177